MAG Silver Corp

For Immediate Release

January 17, 2007

MAG SILVER & PEÑOLES REPORT HIGH GRADE

SILVER/GOLD INTERSECTIONS AT VALDECAÑAS

3,455 GRAMS PER TONNE SILVER (100.8 OUNCES/TON) and 4.01 GRAMS PER TONNE GOLD OVER 7.0 METRES (22.9 FEET).

Vancouver, B.C…. MAG Silver Corp (TSXV: MAG) and Industrias Peñoles S.A. de C.V. announce assay results from HOLES MF and KD. These two holes were included in press releases dated December 12, 2006 (MF) and December 20, 2006 (KD), at which time assays were reported as pending. Results have been received and are shown in the table below. The intersection in HOLE KD demonstrates dramatically that the high grade silver and gold values and extraordinary widths reported from the discovery section (“M”) continue to the west. Please see diagrams on the web site for details.

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True Width
			metres	Grams/T	Oz/Ton	Grams/T	%	%	metres
JI-06-KD	700.55	712.5	11.95	2,279	66.5	2.66	1.60	4.28	9.80
including	701.2	708.2	7.00	3,455	100.8	4.01	1.69	5.14
Including	701.2	704.2	3.00	5,980	174.4	8.02	1.12	1.84

JI-06-MF	813.5	823.7	10.20	675	19.7	1.44	4.76	7.02	7.21
including	815.3	817.7	2.40	2,056	59.9	2.27	9.71	6.77
including	815.3	820.55	5.25	1,142	33.3	2.48	6.99	9.04

HOLE 06-KD is the first hole on section K and was designed to intersect the Valdecañas vein 200 metres along strike to the west from the discovery section “M”. HOLE KD represents the thickest vein intercept to date and the high gold values are also consistent with the noticeable increase in gold in the new vein discoveries (Valdecañas, Juanicipio and Saucito) west of the main Fresnillo District.

HOLE 06-MF is the deepest intersection to date. The high base metal values (11.78% to 16.48% combined Lead/Zinc) in the deeper holes such as Hole MF, is in keeping with the metal zoning pattern seen throughout the Fresnillo District. Note that the silver values are still substantial.

The high-grade silver/gold vein is still open down dip and along strike to the west.

Drilling has resumed on the property and results will be forthcoming as they become available.

These drill results are from the 18,000 metre definition drill program currently underway on the Valdecañas Silver/Gold vein discovery within the Juanicipio joint venture, Fresnillo District, Zacatecas State, Mexico. It is also recognized that the high-grade vein is open down dip and to the west and is faulted to the east. Drills are currently operating both to the east and to the west. (See www.magsilver.com for diagrams).

The Peñoles/MAG Juanicipio Joint Venture, where Peñoles is earning a 56% interest, lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine, and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a planned 600m shaft and a 2,200 metre decline.

Quality Assurance and Control:  The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Hermosillo, Sonora, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples pulps are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development ) of Peñoles in Monterrey, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613). Dr. Megaw is not independent as he is a shareholder of MAG Silver Corp and is a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

About Peñoles (www.penoles.com.mx )

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since it’s founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp ( www.magsilver.com )

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.